Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 21, 2010, and the related Letter of Transmittal, and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, the Purchaser cannot comply with that state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of that jurisdiction to be designated by the Purchaser.

Notice of Offer To Purchase for Cash

All Outstanding Shares of Common Stock

of

Javelin Pharmaceuticals, Inc..

at

$2.20 Net Per Share in Cash

by

Discus Acquisition Corporation

a wholly-owned subsidiary

of

Hospira, Inc.

Discus Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Hospira, Inc., a Delaware corporation (the “Parent”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $2.20 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2010 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 18, 2010 (THE END OF THE DAY ON MAY 18, 2010),

UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 17, 2010, among the Parent, the Purchaser and the Company (the “Merger Agreement”). The Offer is conditioned, among other things, upon (i) a majority of the Shares having been validly tendered, and not properly withdrawn, in response to the Offer (which is referred to in the Offer to Purchase as the “Minimum Tender Condition”) and (ii) there not having been a Company Material Adverse Effect (as defined and described in the Offer to Purchase). The Offer is not subject to a financing condition.

The Company’s board of directors has unanimously (i) determined that the Offer and the merger contemplated by the Merger Agreement (the “Merger”) are fair to, and in the best interest of, the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, if necessary, adopt the Merger Agreement.

For purposes of the Offer, including any Subsequent Offering Period (as defined in the Offer to Purchase), the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the documents specified in the Offer to Purchase.

Subject to its right to terminate the Merger Agreement in accordance with its terms, if, at any time when the Offer is scheduled to expire, any of the conditions of the Offer has not been satisfied or waived by the Parent (in its sole discretion and to the extent permitted under the Merger Agreement), then the Purchaser will, and the Parent will cause the Purchaser to, extend the Offer for one or more additional 10 business day periods until the earlier of (i) the date on which the conditions of the Offer are satisfied or waived by the Parent (in its sole discretion and to the extent permitted under the Merger Agreement) or (ii) the date on which the Merger Agreement is terminated in accordance with its terms.  In addition, the Purchaser may, and the Parent may cause the Purchaser to, without the consent of the Company and in its sole discretion, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or NYSE Amex LLC (“NYSE Amex”) applicable to the Offer.

The Merger Agreement also provides that, following the Purchaser’s acceptance and payment for Shares representing a majority of the Shares tendered in the Offer, the Purchaser may, without the consent of the Company, in order to enable it to acquire 90% of the Shares then outstanding, provide for a subsequent offering period (a “Subsequent Offering Period”), not in excess of 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during which stockholders of the Company may tender, but not withdraw, their Shares and receive the Offer Price.  The Company may also require the Purchaser to provide a Subsequent Offering Period under certain circumstances described in the Offer to Purchase.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time (as defined below). During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares, except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time (as defined below). If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn The “Expiration Time” means 12:00 midnight, New York City time, on Tuesday, May 18, 2010 (which is the end of the day on May 18, 2010), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the Expiration Time of the Offer means the latest time and date at which the Offer, as so extended, expires.

Shares may be tendered by delivering the certificates representing the Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the Expiration Time. If the Shares are held in street name (through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by such nominee. If the required documents or instruments cannot be delivered to the Depositary by the Expiration Time, participation in the Offer is still permitted by having a broker, a bank or other fiduciary that is an Eligible Institution (as defined in the Offer to Purchase) guarantee on or prior to the Expiration Time that the missing items will be received by the Depositary within three NYSE Amex trading days after the Expiration Time. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of the Purchaser, the Parent, any of their affiliates or assigns, the Depositary, Georgeson, Inc., which is acting as information agent for the Offer (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. Stockholders are urged to consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

The Company has provided the Purchaser with the Company’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of the Shares.

Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser’s expense.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, New York 10038

Shareholders Call Toll-Free at: (800) 457-0759

Banks and Brokers Call Collect at: (212) 440-9800

April 21, 2010